SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                    PDI, INC.
        (Name of Subject Company -- Issuer and Filing Person -- Offeror)

                        OPTIONS TO PURCHASE COMMON STOCK
                            par value $0.01 per share
                         (Title of Class of Securities)

                                   69329V 10 0
                      (CUSIP Number of Class of Securities)

                              CHARLES T. SALDARINI
                             Chief Executive Officer
                                    PDI, INC.
                              10 Mountainview Road
                      Upper Saddle River, New Jersey 07458
                                 (201) 258-8450

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                                   Copies to:

            Beth Jacobson, Esq.                      Kenneth S. Rose, Esq.
Executive Vice President and General Counsel   Morse, Zelnick, Rose & Lander LLP
                 PDI, INC.                              405 Park Avenue
            10 Mountainview Road                    New York, New York 10022
    Upper Saddle River, New Jersey 07458           Telephone: (212) 838-5030
               (201) 574-8383

                            CALCULATION OF FILING FEE

          Transaction Valuation*               Amount of Filing Fee*
                 $548,823                             $109.77

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 357,885 shares of common stock of PDI, Inc. having an aggregate value of $548,823 as of March 28, 2003, will be exchanged and cancelled pursuant to this offer. The aggregate value of these options was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes cash consideration to be paid by PDI, Inc., assuming all eligible options are exchanged and cancelled pursuant to this offer, of $83,482. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction valuation. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on March 28, 2003.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.                Form or Registration No.: Not applicable.
Form or Registration No.:  Not applicable.                Date Filed:               Not applicable.

      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. |_|

      Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   Third-party tender offer subject to Rule 14d-1.

|X|   Issuer tender offer subject to Rule 13e-4.

|_|   Going-private transaction subject to Rule 13e-3.

|_|   Amendment to Schedule 13D under Rule 13d-2.


      Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                                   SCHEDULE TO

                             INTRODUCTORY STATEMENT

      This is a final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 28, 2003, in connection with our offer to exchange for compensatory purposes, certain options to purchase shares of PDI stock for either cash or shares of PDI restricted stock, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated March 31, 2003. This amendment's sole purpose is to report the results of the tender offer.

ITEM 4. TERMS OF THE TRANSACTION.

      Item 4A of the Schedule TO is hereby amended and supplemented to add the following:

      The Offer expired at 5:00 P.M. Eastern Time on Monday, May 12, 2003. PDI accepted an aggregate of approximately 310,403 Eligible Options. This number represents approximately 87% of the total Eligible Options. A total of approximately 120 Eligible Participants elected to exchange an aggregate of approximately 59,870 Eligible Options and will receive cash in the aggregate amount of approximately $67,100 (which amount includes applicable withholding taxes) in exchange for the cancellation of such Eligible Options. A total of approximately 145 Eligible Participants elected to exchange an aggregate of approximately 250,533 Eligible Options and will receive an aggregate of approximately 49,850 shares of restricted stock in exchange for the cancellation of such eligible options. PDI has already or will promptly send each participating employee, whose options have been accepted for cancellation, an Electronic Confirmation of Participation in the Offer to Exchange substantially in the form of Exhibit 99.(a)(1)(H) or 99.(a)(1)(I), as applicable, as filed with the Securities and Exchange Commission on March 28, 2003.


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

ITEM 12. EXHIBITS.

Exhibit Number    Description

99.(a)(1)(A)      Offer to Exchange, dated March 31, 2003*

99.(a)(1)(B)      Form of Letter of Transmittal.*

99.(a)(1)(C)      Form of Election Form - Cash.*

99.(a)(1)(D)      Form of Election Form - Restricted Stock.*

99.(a)(1)(E)      Form of Notice of Change in Election from Accept to Reject.*

99.(a)(1)(F)      Form of Notice of Change in Election from Reject to Accept.*

99.(a)(1)(G)      Form of Electronic Confirmation of Receipt of Forms.*

99.(a)(1)(H)      Form of Electronic Confirmation of Participation in the Offer
                  to Exchange - Cash.*

99.(a)(1)(I)      Form of Electronic Confirmation of Participation in the Offer
                  to Exchange - Restricted Stock.*

99.(a)(1)(J)      Form of Electronic Reminder to Employees.*

99.(a)(1)(K)      PDI, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 11, 2003, and incorporated herein by reference.

99.(a)(1)(L)      Form of Electronic Transmissions to Eligible Participants
                  Extending Offer Period.**

99.(b)            Not applicable.

99.(d)(1)         PDI, Inc.'s 1998 Stock Option Plan, as amended, (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-61231), filed on
                  August 12, 1998).

99.(d)(2)         PDI, Inc.'s 2000 Omnibus Incentive Compensation Plan, as
                  amended (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No.
                  333-60512), filed on May 9, 2001).

99.(d)(3)         Form of Restricted Stock Agreement, included as Exhibit 3 to the Offer to Exchange filed as Exhibit 99.(a)(1)(A) hereto and incorporated herein by reference.

99.(g)            Not applicable.

99.(h)            Not applicable.

----------
      * Previously filed as an exhibit to the Schedule TO filed with the SEC on March 28, 2003.

      ** Previously filed as an exhibit to the Schedule TO filed with the SEC on April 28, 2003.


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2003

                                        PDI, INC.

                                        By: /s/ Charles T. Saldarini
                                            ------------------------------------
                                            Name:  Charles T. Saldarini
                                            Title: Chief Executive Officer


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